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January 27, 2017

Via EDGAR and e-mail

Edward P. Bartz
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust Registration Statement on Form S-6 Filed January 27, 2017 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (the “Alaia Trust”), we are submitting to the Securities and Exchange Commission on January 27, 2017 the above-referenced registration statement (the “Registration Statement”).  The Registration Statement registers the offer and sale of units of the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-2 (“Series 1-2”).

We are advised by Alaia Trust that Series 1-2 will not be materially different than the Alaia SPDR® S&P 500® ETF Defined Outcome Solution, Alaia Market Linked Trust, Series 1-1 (Registration No. 333-206756), which was filed and declared effective on November 18, 2016.  As in Series 1-1, the reference asset for Series 1-2 will be the SPDR® S&P 500® ETF.  Series 1-2 will also invest in a portfolio of exchange-traded options, U.S. Treasury obligations and/or cash or cash equivalents.

Accordingly, we represent that Alaia Trust may rely on Rule 487 under the Securities Act of 1933 for the registration of the offering of the units of Series 1-2 and that the Registration Statement and any amendments thereto will be in compliance with the requirements of Rule 487.

Please feel free to call me at (212) 336-4177 with any questions.

Edward P. Bartz
U.S. Securities and Exchange Commission
January 27, 2017

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner